EXHIBIT A

              PROPOSED ARTICLE VII OF THE ARTICLES OF INCORPORATION
                          OF FIRST BANKING CENTER, INC.

                                   ARTICLE VII

The business and affairs of the Corporation shall be managed by a Board of Directors. The number of directors shall be not less than five (5) nor more than twenty-five (25), the exact number to be determined from time to time by resolution adopted by affirmative vote of a majority of Directors then in office. The directors shall be divided into three classes, designated Class I, Class II and Class III, and the term of office of directors of each class shall be three years following the initial term of one (1), year for Class I Directors, two(2) years for Class II Directors and three (3) years for Class III Directors. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. If the number of directors is changed by resolution of the Board of Directors pursuant to this Article VII, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal
as possible,  but in no case   shall a decrease in the number directors shorten
the term of any incumbent director.

A director shall hold office until the Annual Meeting for the year in which his term expires and until his successor shall be elected and shall qualify. Any newly created directorship resulting from an increase in the number of directors and any other vacancy on the Board of Directors, however caused, shall be filled by the vote of a majority of the directors then in office, provided, however, that if the number of directors is increased, not more than two such newly created directorships may be filled by the directors in any period between Annual Meetings of shareholders. Any director so elected to fill any vacancy in the Board of Directors, including a vacancy created by an increase in the number of directors, shall hold office for the remaining term of directors of the class to which he has been elected and until his successor shall be elected and shall qualify.